SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

BYLAWS OF STRATEGY, GOVERNANCE AND SUSTAINABILITY COMMITTEE – CEGS

1.	Object and Purpose

1.1       The Board of Directors (“Board” or “CA”) of Centrais Elétricas Brasileiras S.A. - Eletrobras (“Eletrobras” or “Company”), exercising the powers conferred upon it, approved these Bylaws (“Bylaws”) of the Strategy, Governance and Sustainability Committee (“Committee” or “CEGS”) with a view to regulating its composition, operation, and relationship with other Company’s bodies, subject to the provisions under CA’s Bylaws, Company’s Articles of Incorporation (“Articles of Incorporation”), and the applicable laws.

1.2       CEGS, which is a technical body created pursuant to the Articles of Incorporation, under the terms of Article 160 of Law 6404/1976, is directly connected to the Board of Directors, and its purpose is to assist the Board in fulfilling its duties of Company’s top management and guidance, including, without limitation, analyzing and issuing recommendations on planning, guidelines, objectives, strategic goals and indicators, innovative efforts, and sustainability and corporate governance practices, in such a way to allow greater efficiency and quality to the Board’s decisions.

2.	Composition, Compensation and Expenses

2.1.     CEGS, with the prerogatives, duties, and charges provided in the Articles of Incorporation and these Bylaws, will be composed of three (03) to five (05) acting members, without alternates, chosen by the Board from among its peers and/or external market professionals without prior employment relationship, or a relationship based on the Articles of Incorporation, with the Company, to hold a term of office of up to two (02) years, and reinstatements being allowed.

2.2.     The Director will not be entitled to additional compensation for performing the duties of Committee member, and his term of office in CEGS is connected to the unified term of office of the Board of Directors.

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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

2.3.     The external market professional chosen to be a CEGS member will be entitled to specific compensation, approved by the shareholders’ meeting of Eletrobras, and will carry out his activities for a term of office of two (02) years.

2.4.     CEGS will elect its Coordinator from among its members.

2.4.1.         CEGS will elect any Coordinator substitute in the event of absence or temporary impediment.

2.5.     The Company will reimburse transportation, meal and accommodation expenses incurred by Committee’s members in the performance of their assignments.

3.	Investiture, Installation, and Management Requirements

3.1        CEGS members will fulfill the same investiture requirements and preclusions imposed by the laws applicable to the Board of Directors’ members.

3.2       The election of a CEGS member who is already a Board of Directors’ member is exempted from prior integrity and eligibility analysis.

3.3       The election of an external market professional to be a CEGS member will be subject to prior analysis of integrity by the Company, and to the prior eligibility opinion by the People, Eligibility, Succession and Compensation Committee.

3.4       Investiture in office will take effect upon execution of the oath of office executed in CEGS’ minutes book within the period established in Article 149, Paragraph 1, of Law 6404/76, accompanied, in the event of an external member’s election, by the presentation and filing of installation documentation, which will include the following signed documents:

a)   Communication of direct or indirect ownership of the securities of Eletrobras and its subsidiaries;

b)   Instrument of Adhesion to the Manual of Disclosure and Use of Information and Policy for Trading Securities, both of the Company;

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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

c)   The statement of consent referred to in B3 Corporate Governance Level 1 Listing Rules; and

d)   Statement of Consent to the Code of Ethical Conduct and Integrity of the Company.

3.5       The compliance with the requirements in this chapter three will be proven by means of documentation kept at the Company’s registered office over a minimum period of five (05) years as of the last day of the office of CEGS member, subject to the provisions under Article 147 of Law 6404/76.

3.6       Committee’s members may be ousted by a simple majority vote of the Board.

4	Structure

4.1        The Committee will be aided by the Board’s Governance Office (“Governance Office”), and by the Board Advisor(s).

4.2        The Company will provide all resources necessary for the Committee’s performance, including the availability of Board Advisor(s) and the appropriate design and structuring of the Governance Office, in such a way that this department will appropriately provide infrastructure and personnel to advise on the performance of CEGS’ works, and to serve as secretary in relevant meetings.

4.3        CEGS will have be aided by Eletrobras holding’s organizational divisions engaged in matters within the Committee’s jurisdiction, such as business strategy, sustainability, corporate governance, generation and transmission innovation, which are expected to adequately and timely producing information on the matters within Committee’s duties, given that CEGS may request specific measures to be taken.

5	Assignments

5.1        The Strategy, Governance and Sustainability Committee will be responsible for:

a)           analyzing Eletrobras’ Strategic, Business and Management Plans before their approval by the Board;

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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

b)           monitoring the implementation of Business Steering Plan’s strategic projects, and goals connected to indicators of strategic objectives and guidelines, offering remediation measures, accordingly;

c)           following up and assessing implementation results of internationally recognized sustainable management tools within the scope of Eletrobras companies, as well as the development of communication platforms for accessing Company information pertaining to EASG (Economic, Environmental, Social, and Governance) practices;

d)           following up and assessing the Sustainability Report’s production, and that of its materiality matrix, meanwhile fulfilling internationally accepted standards that pertain to Eletrobras Companies’ performance, and that may be used as an instrument to report commitments to key stakeholders;

e)           issuing guidelines to formulate a corporate sustainability strategy in view of the Company’s mission, vision and values, including all realms of the sustainability pillars – economic and financial, environmental and social;

f)            proposing and monitoring business sustainability goals and actions, including the development of programs to raise awareness on sustainability principles and practices for internal and external publics, aiming at cementing the Company’s leading role as one of the world’s largest clean energy companies, acting in furtherance of the sustainable development in the regions where it operates;

g)           reviewing Company policies, standards and conduct as regards to social and environmental aspects in the course of its businesses, thus ensuring a safe and responsible operation;

h)           assessing and recommending measures to mitigate social and environmental risks in new projects in progress, in concert with CAE – Audit and Risk Committee created by the Articles of Incorporation, in order to mitigate the Company's participation in reactive demands;

i)            following up the performance of Eletrobras companies as concerns the indicators stemming from the process of completing ISE Bovespa and DJSI (Dow Jones Sustainability Index) questionnaires, as well as others that the Company may adopt;

j)            assessing the innovation and P&D strategy adopted by Eletrobras and its companies, proposing guidelines to improve its operating efficiency and value gain for shareholders;

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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

k)           expressing its opinion about potential conflicts of interest involving Eletrobras’ governance players;

l)            assessing the effectiveness and reviewing proposals for amending the main governance documents, as well as the strategy and structure of Eletrobras’ regulatory framework, in order to enable the whole organization to be aligned with principles and values stated in the Code of Ethical Conduct and Integrity, as well as in policies, regulations, internal rules, and procedures;

m)         proposing the adoption of best corporate governance practices, and following up their accomplishment, with a view to creating a harmonious working environment among Shareholders, Board of Directors, Executive Board, and Fiscal Board, capable of ensuring benefits for the Company;

n)           following up the governance collective bodies’ assessment process, and monitoring the accomplishment of action plans to improve the decision-making process;

o)           issuing recommendations pertaining to diversity practices in the composition of Eletrobras companies’ management bodies, including the aspects of race, gender, profile, background, and skills, pursuant to the guidelines set forth in the strategic plan, and in the business and management steering plan;

p)           following up the process of preparing the Reference Form and the Annual Governance Letter, discussing, within the previous deadline defined with each party involved, the documents and reports supporting the information presented; and

q)           proposing an Annual Meeting Schedule and its Annual Thematic/Strategic Agenda to the Board.

5.2       Committee’s members will have access to all information and documents necessary for performing their duties, with the Governance Office and CA’s Advisor being in charge of arranging such information and documents.

5.3       The Committee Coordinator will be responsible for:

a)	convening, opening, and coordinating the Committee’s meetings;
b)	approving the agenda and schedule of the Committee’s meetings;
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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

c)            ensuring, aided by Governance Secretary and Board’s Advisor, that Committee’s members receive full and timely information on meeting agenda business;

d)            deciding on invitation of non-Committee member participants, including external and/or Company experts, to meetings, subject to possible conflict of interest issues;

e)            aiding the CA’s Chairman in appointing external members specializing in the matters within the Committee’s scope, as provided in Eletrobras’ Articles of Incorporation, and CA’s Bylaws;

f)             recommending that CA adopts standardized practices, structures, and rules within the scope of all Eletrobras companies’ boards of directors, including their supporting offices, with a view to optimizing the governance system and its decision-making process, in view of the principles of efficiency, legal certainty, transparency, equity, accountability, and corporate responsibility;

g)            informing the Board’s Chairman of activities performed by the Committee, as well as any recommendation, analysis, opinion, and report made and/or approved in Committee’s meetings;

h)            reporting in the regular Board meetings on the Committee’s works, opinions, demands, and conclusions;

i)             coordinating the Committee’s annual assessment process, in keeping with the guidelines set out by the Board;

j)             proposing additional standards necessary for the Committee’s operation;

k)            performing other acts of technical or administrative nature necessary for the performance of his duties;

l)             representing the Committee in its relationship with the Company’s Board of Directors and signing, whenever necessary, mails, opinions, invitations, and reports addressed to them; and

m)          ensuring compliance with these Bylaws.

5.4       The Governance Office will be responsible for:

a)            advising the Coordinator in defining agendas, procedures necessary to hold the Committee’s meetings, and in following up demands and measures;

b)            submitting the Committees’ meeting calls, including those of DEE members, employees, coworkers, and advisors of the Company, as well as other possible participants in the meetings, according to the Coordinator’s guidelines;

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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

c)            being in liaison with DEE members, technical areas, and the Offices of subsidiaries, in order to meet clarification and information requests on matters referred to the Committee;

d)            preparing, under the Coordinator’s guidance, a proposal for an annual schedule of regular meetings, and a thematic/strategic agenda for consideration by the Committee at its last meeting of the year;

e)            supervising the preparation of the material to be distributed to the Committee’s members prior to the respective meetings, arranging its timely and full distribution;

f)             preparing the minutes of the Committee’s meetings;

g)            organizing and keeping custody of the documentation connected to the activities carried out by the Committee; and

h)            undertaking other activities necessary for the Committee’s performance.

5.5       The CA’s Advisor(s), appointed pursuant to the Board’s Bylaws, and appointed by the Chairman of CA to serve on the Committee, under the supervision of the Governance Secretary, will be responsible for:

a)            supporting the Governance Office in all its assignments;

b)            technically supporting the Committee’s work, preparing reports and spreadsheets, and conducting technical analyses and assessments on specific subjects;

c)            providing advice on the content of Committee’s meetings agenda, and on works pertaining to the matters analyzed by the Committee;

d)            advising, upon request of the CEGS’ members, in the technical analysis of the contents of the agendas referred to the Committee for consideration; and

e)            supplying the Committee with the necessary logistic means for its proper performance.

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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

6	Meetings

6.1.      Committee’s regular meetings will be held at least monthly, according to the approved annual schedule and, extraordinarily whenever necessary, upon call at least seven (07) days in advance.

6.1.1.         Regardless of prior call, a meeting attended by all members of the Committee will be considered valid.

6.1.2.         The summons will be the responsibility of the Committee Coordinator, aided by the Governance Office, which will also be equally valid by determination of the majority of the Committee’s members.

6.2.      The Governance Office will set the deadline for the supporting material to be provided by the management areas on the agenda business, with material expressing opinions to be provided within the call deadline, and informative material up to three (03) days of the meeting.

6.2.1.         In exceptional cases of reasonable urgency, the Committee Coordinator may authorize that material be provided after the deadline set.

6.3.      The call may be made by electronic mail, automatic message from the Governance Portal, or by other oral or written means, and will state the following minimum information: (i) day, time and venue/format of the meeting (in person, remote, or virtual); (ii) data for connection, in the event that meeting occurs remotely; (iii) guidance for accessing the supporting material and the meeting agenda via the Governance Portal.

6.4.      Supporting material and agenda for the meeting will preferably be provided via Governance Portal.

6.5.      The Coordinator will define the agendas of meetings, considering the provisions in the Committee’s Thematic Agenda, the priorities and demands set by the Committee itself, the requests for advice to the Board of Directors, and the requests made by the CA’s Chairman, and any Committee member.

6.6.      Requests regarding the agenda’s composition, untimely inclusion of special business in the agenda, and convening of special Committee meetings will be forwarded to the Governance Office, which will refer the request to the Committee’s Coordinator.

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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

6.7.      The meeting agenda will include CA’s advisory matters and informative matters for the Committee’s follow-up.

6.7.1.         Upon request, the Committee Coordinator, by way of the Governance Office and the Board Advisor, will inform Eletrobras Board of Directors’ Chairman of the collective body meeting's agenda.

6.8.      The Committee will preferably meet at the Company’s registered office, or at another location, or by telephone or videoconference, or by any other means of communication that allows the members to vote.

6.9.      In duly evidenced emergency situations, the Committee may, upon decision of its Coordinator, transact business among absentees in a virtually convened meeting, provided that the members’ statements are made by e-mail within the deadline previously set, and reproduced in the meeting minutes, which will be signed by the members who state their opinions, pursuant to the minimum opening and resolution quorum.

6.10.	The Committee’s meetings will be opened upon attendance of a majority of its members, and its resolutions will be passed by the vote of a majority of its attending members, given that they will not have a decisional nature, rather standing as opinions.

6.10.1.       A representative will not be assigned to the Committee’s meetings in the event of impediment of a member, as his duty cannot be delegated.

6.10.2.       The persons invited to the meetings will not have voting rights.

6.10.3.       In case of a tie, the Committee’s Coordinator will exercise a casting vote.

6.11.    Each meeting of the Committee shall be recorded in minutes, which shall state a record of the business discussed, comments and recommendations, attendance and absences of its members, and may be prepared in a summary form, as well as (i) made available at the Governance Website to CA and Committee members, after being read, approved and signed by those present at the meeting; and (ii) filed at the Company's registered office.

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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

6.12.    The controlling departments and the Company’s Independent Auditor will have full and unrestricted access to the contents of CEGS’ minutes, and their respective annexes and statements, subject to the transfer of confidentiality.

6.13.    Opinions on matters submitted for consideration by the Committee will be part of the meeting minutes or, when submitted later, will have been read, approved, and signed by those present at the meeting.

6.14.    Committee’s members may record, in the meeting minutes and/or in the opinion, their remarks and recommendations regarding the business addressed in the Committee.

6.15.    The Committee may request joint meetings with other Committee(s).

6.16.    The minutes of Committee’s meetings may be disclosed at the request of any of its members, provided that approved by a majority of its members, except when the Board of Directors believes that such disclosure is likely to harm the Company’s legitimate interests.

7	Responsibilities and Duties

7.1        Committee’s members undertake to comply with these Bylaws, with Eletrobras’ Articles of Incorporation, Code of Ethical Conduct and Integrity, Policies for Disclosure and Use of Relevant Information and Securities Trading, Code of Corporate Governance Practices, and further applicable internal rules.

7.2	Committee’s members will be subject to the same legal duties and responsibilities imposed on the Managers by Article 160 of Law 6404/76, including the duty to inform the Committee of the existence of possible conflict of interest and the duty of keeping the confidentiality of documents and information provided to them, and not yet available to the public.

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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

7.3       The confidentiality of information will be handled pursuant to Eletrobras' Information Security policy and standards, as well as the laws and other rules that govern its activities.

7.4       The duties responsibilities of the Board of Directors’ members set forth in Eletrobras’ Policies and internal regulations, especially those listed in the CA’s Bylaws, and Policies for Disclosure and Use of Relevant Information and Securities Trading, also apply to Committee’s members.

7.5       A CEGS’ member will promptly and fully report to the Committee any and all conflicts of interest, whether actual or potential, direct or indirect, that they may have as concerns the matter referred for its appraisal, leaving the meeting venue, abstaining from the discussion and from expressing an opinion on the relevant business, meanwhile recording such abstention in the minutes.

8	Assessment

8.1       The Committee will conduct an annual performance assessment, pursuant to rules and methodology determined by the Board. The findings of such assessment will be submitted by the Committee Coordinator to the Board’s attention.

8.2       The performance assessment process may be coordinated by an independent external consulting firm, which will adopt the assumptions and methodologies set by the Board of Directors.

9	Amendment, Interpretation and Publication

9.1        Committee’s operation guidelines will be defined by the Board. These Bylaws may be amended by the Board of Directors, at the discretion of its members or upon proposal of the Committee or its Coordinator.

9.2       Should any matter be omitted in these Bylaws, the Committee Coordinator will apply the Board of Directors Bylaws’ procedural rules where the rules hereunder are not inconsistent with the nature and function of this Committee.

9.3       These Bylaws takes effect on April 01, 2021, and will be published on the Eletrobras website.

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These Bylaws were approved on March 25, 2021 by Eletrobras’ Board of Directors at its 889th meeting, by means of Resolution no. 043/2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.